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News Release
For immediate release

BCE ANNOUNCES TELESAT SALE FOR $3.42 BILLION

MONTRÉAL, Québec, December 18, 2006 – BCE Inc. (TSX/NYSE:BCE) today announced the sale of its satellite services subsidiary Telesat Canada for $3.42 billion to a new acquisition company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space & Communications Inc.

Consistent with BCE’s stated strategy of concentrating on Bell, its core communications business, the company had previously announced its intention to surface the value Telesat represents for its shareholders through an IPO or strategic sale.

Net of Telesat’s debt, BCE will realize total proceeds of $3.25 billion from the all cash transaction, which represents a significant premium to comparable public market valuations. Because of existing capital losses, the transaction will be completed on a tax-free basis. The sale is subject to regulatory approval both in Canada and the United States, and is expected to close in mid-2007. Other customary conditions must also be satisfied.

PSP Investments, the pension fund manager for Canada’s federal public service, the Canadian Forces, the Royal Canadian Mounted Police, and other Canadian investors will hold majority voting control in the new company, thereby ensuring strong Canadian control of Telesat. Seventy per cent of board members of the new Telesat and eighty per cent of the board of the operating company will be resident Canadians.

On closing, Loral – a recognized leader in satellite manufacturing and satellite services – will contribute its Loral Skynet business, which involves complementary satellite services assets in Europe, Asia, the Middle East and Latin America to the new company. Combined with Telesat’s existing services, in North and South America, the new Telesat will be a truly global operator of scale, headquartered in Ottawa.

All research and development activities of the group related to the fixed satellite business will be carried out in Canada as well.

The new company will feature a management team to be drawn from both Telesat and Loral Skynet. Daniel Goldberg, recruited by BCE to lead Telesat through the sale process, will serve as Chief Executive Officer of the new company.

In conjunction with the sale, BCE has put in place a set of commercial arrangements between Telesat and Bell ExpressVu that guarantee ExpressVu access to current and expanded satellite capacity, including the launch of Nimiq 5 in 2009.

“At the outset of this process, we set three goals,” said BCE Chief Executive Officer Michael Sabia. “First, we were determined to surface the value of the asset. Second, we wanted to make certain any transaction fully protected the future of ExpressVu. And finally, we wanted to position Telesat as a truly global player in a rapidly consolidating industry.”

“This transaction meets each of those objectives,” Sabia added. “The new company will be the fourth largest satellite services operator in the world. Global in scale, but Canadian based and Canadian controlled.”

“Telesat has operated independently from our core communications business for some time. Given current industry valuations in the fixed satellite services business, we believe this is an opportune time to surface value for BCE shareholders,” said Mr. Sabia.

Caution Concerning Forward-Looking Statements
Certain statements made in this press release, including, but not limited to, the expected closing of the transactions referred to herein, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this press release represent the expectations of BCE Inc. and its subsidiaries (collectively we, us, our or BCE) as of December 18, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause results or events to differ materially from current expectations include, among other things, the fact that the expected closing of the transactions referred to in this press release is subject to a number of approvals and closing conditions, including approval by Industry Canada and the United States Federal Communications Commission as well as the expiration of all applicable waiting periods under the Canadian Competition Act and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other closing conditions that are customary in a transaction of this nature, including the absence of a material adverse change affecting Telesat Canada’s business and the ability of the purchaser to draw on its committed financing to raise proceeds used to pay BCE Inc. for Telesat Canada. A material adverse change on Telesat Canada’s results and operations (which could be caused by a variety of factors) prior to closing, or the failure of the purchaser to complete its financings or to fulfill its obligations to BCE could prevent the sale from occurring, or may result in the sale occurring on materially different terms and conditions.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE shares are listed in Canada, the United States and Europe.

For more information:

Media relations	Investor relations
Pierre Leclerc (514) 391-2007 / 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos (514) 870-4619 thane.fotopoulos@bell.ca